EXHIBIT 99.3

INCENTIVE STOCK OPTION

(Non-transferable)

PACIFIC CONTINENTAL CORPORATION

For value received, Pacific Continental Corporation, an Oregon state corporation (the “Company”) grants to «First» «Last» (the “Holder”), subject to the following terms and conditions, an option (“Option”) to purchase «Grant_» shares of the common stock of the Company (the “Shares”). This Option is granted pursuant to the Company’s 1999 Employee Stock Option Plan (the “Plan”), the terms and conditions of which are incorporated by this reference. The Holder is encouraged to review carefully the Plan and any related materials received from the Company prior to exercising this Option.

1.	Term and Exercise

1.1	Term. This Option shall have a term of five (5) years after the date of grant, which is 2002 (the “Grant Date”).

1.2	Vesting Schedule. This Option will be 100% vested at the end of four (4) years, with 20% of the Shares vesting on the Grant Date and 20% of the remaining Shares vesting on each of the first, second, third and fourth anniversaries of the Grant Date.

1.3	Exercise. The Holder shall exercise this Option, if at all, by tendering at the office of the Company the Notice of Exercise attached as Exhibit A, or such other appropriate written notice, specifying the number of shares to be purchased, in either case together with a certified check payable to the Company in an amount equal to the full purchase price of the number of Shares so specified.

1.4	Issuance of Shares. Within ten (10) business days following the exercise of this Option by the Holder as provided in Section 1.3, the Company will cause to be issued in the name of and delivered to the Holder a certificate for the Shares.

2.	Option Price. The option price at which the Shares may be purchased upon the exercise of this Option (the “Option Price”) shall be $ per Share

3.	Notices. Any notice, offer, acceptance, demand, request, consent or other communication required or permitted under this Option must be in writing and will be deemed to have been duly given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) three days after being deposited in the United States; mail, certified or registered, postage prepaid, return receipt requested and properly addressed to the party to whom it is directed. A communication will be deemed to be properly addressed if sent to the Company as addressed below, or to the Holder when sent to the last known address Holder provided to the Company’s Personnel Department:

If to the Company:

Pacific Continental Corporation

P.O. Box 10727

Eugene, OR 97440-2727

Attention: President

4.	Governing Law. This Option will be governed by and construed and enforced in accordance with the laws of the State of Oregon and the laws of the United States.

5.	Successors and Assigns. All of the provisions of this Option will bind the Company, its successors and assigns, the Holder, and the Holder’s heirs, personal representatives and guardians.

The Company has caused this Option to be executed in its corporate name by its duly appointed and authorized officer, as of this          day of            , 2002

PACIFIC CONTINENTAL CORPORATION

By:
Title:

ATTEST:

By:
Title:

ACCEPTED:

«First» «Last»

2